06015775

HINDALCO

ADITYA BIRLA GROUP

RECEIVED
2006 AUG -7 A 10:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AM:PVK:226:2006

Date: 28th July, 2006

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
Tel. No. 001 202 551-6551

SUPPL

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- **Publication of Unaudited Financial Results (Provisional) for the Quarter ended on 30th June, 2006.**

We are sending herewith a Statement showing the **"Unaudited Financial Results" (Provisional)** of the Company for the First Quarter ended on 30th June, 2006.

We hope you will find this in order.

Thanking you,

Yours faithfully,
for HINDALCO INDUSTRIES LTD.

ANIL MALIK
GENERAL MANAGER &
COMPANY SECRETARY

Encl:- as above

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7050 / 7070)

HINDALCO
ADITYA BIRLA GROUP

PRESS RELEASE
Q1 FY 2006-07

Date: 28.07.2006

HINDALCO INDUSTRIES LTD.

• Hindalco posts outstanding performance for the first quarter •

• Net Sales & Operating Revenues rise 94% •

• EBITDA for the quarter increases 58% •

• Net Profit grows 59% to Rs. 601.5 Crores •

Financial Highlights

(In Rs. Crores)	Quarter ended 30th June 2006	Quarter ended 30th June 2005	Change (%)
Net Sales & Op. Revenues	4,273.7	2,207.1	94%
Other Income	77.6	33.5	132%
EBDITA	1,011.0	638.0	58%
Depreciation	134.1	116.9	15%
Interest & Finance Charges	63.4	46.1	38%
Profit before Tax	813.5	475.0	71%
Provision for Taxes	212.0	95.8	121%
Net Profit	601.5	379.2	59%
EPS (Basic & Diluted)	6.1	3.9	58%

Hindalco Industries Ltd., the flagship Company of the Aditya Birla Group, has reported excellent performance for the 1st Quarter of the fiscal 2006-07.

Net Sales and Operating Revenues grew by 94% to Rs. 4,273.7 crores as compared to Rs. 2,207.1 crores. Net profit rose to Rs. 601.5 Crores reflecting a 59% jump over Rs. 379.2 crores in the corresponding period of previous year.

That despite the negative impact of Rs. 52.0 Crores resulting from the reduction of Target Plus benefits due to the amendment of the EXIM policy, retrospectively from 01-APRIL-2005, the Company has posted impressive profits, is indeed commendable.

Of the total revenues of Rs. 4,273.7 crores, ***Aluminium business*** contributed Rs. 1,654.2 crores and Rs. 712.5 Crores of profits.

A sharp increase in fuel oil, coal, pitch and bauxite costs exerted considerable pressure on margins. On the positive side, the Company benefited from a decline in Caustic Soda prices. To counter cost pressures, the Company has undertaken a slew of efficiency improvement programmes which are likely to yield results in the coming future.

In the ***Copper business*** revenues more than tripled to Rs. 2,621.7 Crores driven by elevated copper prices. The profits grew to Rs. 97.8 Crores vis-à-vis Rs. 52.9 Crores a year earlier.

Copper gained on account of higher Tc/Rc and expanded volumes, though sustained high energy prices continue to be a constraint. The business also faced high working capital requirement on account of rising Copper prices.

Operational Review

Aluminium

Alumina and Aluminium plants operated at above 100% capacities. Production of Value Added Products (VAP) increased by 10% with Rolled Products, Extrusions and Foils rising by 9%, 13% and 10% respectively. Alloy wheels rollout jumped 48%.

	Units	Q1 FY07	Q1 FY06	Change (%)
Alumina	MT	299,188	299,018	-
Primary Metal	MT	107,263	105,744	1%
Wire Rods	MT	17,034	16,617	3%
Rolled Products	MT	52,109	47,740	9%
Extruded Products	MT	8,639	7,671	13%
Foils	MT	7,303	6,646	10%
Wheels	Nos.	46,106	31,087	48%
Power	MU	2,058	1,929	7%

Copper

Copper Smelter I operated at more than 85% utilization level. Copper Smelter II has shown a markedly improved response to the new refractory running approximately 150% longer than the average. Copper Smelter III took its 30-days scheduled shutdown in May'06, and has since been ramping up progressively. Copper Smelter II is undergoing a 25-days shutdown for refractory change.

Production volumes increased across all product segments, with Copper Cathodes and CC Rods output rising 51% and 34% on YoY basis. Sulphuric Acid production grew by 67% over the corresponding period last quarter. Precious metals registered improved volumes.

	Units	Q1 FY07	Q1 FY06	Change (%)
Copper Cathodes	MT	64,670	42,894	51%
Continuous Cast Copper Rods	MT	27,305	20,317	34%
Sulphuric Acid	MT	211,657	126,840	67%
DAP and Complexes	MT	72,502	65,908	10%
Gold	Kg	2,712	1,228	121%
Silver	Kg	9,523	8,031	19%

Expansion Projects

Muri: The brownfield expansion from 110,000 TPA to 450,000 TPA at Muri Alumina Refinery in the state of Jharkhand is at an advanced stage. It is expected to commence commissioning by the fourth quarter of FY07.

Hirakud: Phase I of the brownfield expansion at Hirakud Smelter from 65,000 TPA to 100,000 TPA and augmenting the power capacity from 167.5 MW to 267.5MW, is on schedule. The commissioning of 164 pre-bake pots is likely to begin by the end of December 2006.

Phase II of the expansion of smelting capacity from 100,000 TPA to 146,000 TPA and the power generation capacity from 267.5MW to 367.5MW is moving smoothly. The project is slated to be commissioned by the end of December 2007.

Belgaum: For the expansion of Alumina Refining capacity at Belgaum, Karnataka from 350,000 TPA to 650,000 TPA the leases for bauxite mining are yet to be allotted.

Utkal: The 1.5 million TPA greenfield Alumina Refinery project in Orissa is on track. Preliminary work such as piling in the precipitation area of the proposed plant has begun. Phase II of the Rehabilitation & Resettlement plan for building 90 houses has commenced. The mining plan has been submitted to Indian Bureau of Mines, Bhubaneswar for scrutiny.

Aditya Aluminium: The greenfield integrated 1.5 million TPA Alumina Refining and 325,000 TPA Aluminium smelting project in Orissa is on course. The land acquisition and

the R&R package will be finalized shortly. Applications for various Government, Central and State clearances are at different stages of approval.

Mahan: The Company has signed an MoU with the Government of Madhya Pradesh, for setting up a 325,000 TPA Aluminium smelter and a 750 MW Power Plant. To source coal for the power plant, the Company has signed the shareholders' agreement with Essar Power (M.P.) Limited for a 50:50 Joint Venture – Mahan Coal Company Limited.

Jharkhand: Pursuant to the MoU signed in 2005 between Hindalco and the Government of Jharkhand for a 325,000 TPA aluminium smelter and a 750 MW power plant in the state, the State Government has made recommendations to the Ministry of Coal for the allotment of a coal block. The Company has identified the site for the project, contour mapping and land selection is in progress. The requisite data has been gathered for the Environmental Impact Assessment. The Company is in the process of filing applications for various infrastructure requirements.

Industry Outlook

Aluminium

Global aluminium consumption has witnessed strong demand growth of 7% in the April-June 2006 quarter. Going forward, the demand is forecast to grow at 6.2% on an average in 2006.

The growth momentum in China continues, leading to a 21% increase in aluminium consumption. There is also a significant demand from East European countries, South Asia and some parts of Africa, where Aluminium demand grew at 7% collectively. The commercial transportation sector has been the strongest driver of aluminium in North America while selected construction markets and beverage can production provided support to the European demand for the metal.

Domestic Aluminium consumption increased by 12.7% on the back of robust growth in Electrical, Transportation and Construction sectors. The increased thrust on infrastructure creation in the country is expected to propel domestic aluminium consumption growth.

The stock-consumption ratio at 6.6 weeks as indicated by the reported primary aluminium stocks also hints at sustained demand growth. Inventories continued to decline steadily as consumers took advantage of the correction in prices since May 2006.

Alumina prices have fallen more than 30% in the past 3-4 months as production from China continued to rise. This poses a risk for aluminium prices by lowering the operating costs for several standalone smelters. Even the, the relatively high cost of the incremental supply is expected to provide sufficient support to aluminium prices going forward.

Copper

Copper prices have been extremely volatile over the past 3 months, with daily volatility almost doubling in comparison to the same period a year ago. This is largely the result of growing concerns about the global macro economic outlook affecting demand in the wake of high crude prices and uncertainties about mine supply.

The situation is further exacerbated by the low inventories scenario and continued large scale activities of financial investors in the Copper market.

Increasing capacity utilisation at smelters and fresh capacities coming online has constrained the concentrate market. The availability of supply from mines is expected to be tight and is already affecting spot Tc/Rc which have moderated to 16-17c/lb levels. For the next 1-2 years, Tc/Rc is likely to be under pressure in view of the global concentrate supply scenario

Company Outlook

Hindalco's Aluminium business is consistently creating value for its stakeholders, while Copper business is also now positioned to contribute to this value creation process. The Company will continue to exceed performance benchmarks, given its strong fundamentals.

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2006

(Rupees in Million)

	Particulars	Quarter ended 30/06/2006 (Unaudited)	Quarter ended 30/06/2005 (Unaudited)	Year ended 31/03/2006 (Audited)
1	**Net Sales & Operating Revenues**	**42,737**	**22,071**	**113,965**
2	**Other Income**	**776**	**335**	**2,439**
3	**Total Expenditure**	**33,403**	**16,026**	**87,914**
	(a). (Increase)/Decrease in Stock in Trade	(9,659)	(2,502)	(10,338)
	(b). Consumption of Raw Materials	34,310	11,373	66,034
	(c). Staff Cost	1,149	1,090	4,627
	(d). Manufacturing and Operating Expenses	6,315	5,193	23,223
	(e). Other Expenditure	1,288	872	4,368
4	**Interest & Finance Charges**	**634**	**461**	**2,252**
5	**Gross Profit**	**9,476**	**5,919**	**26,238**
6	**Depreciation**	**1,341**	**1,169**	**5,211**
7	**Profit before Tax & Extraordinary Items**	**8,135**	**4,750**	**21,027**
	Extraordinary Items	-	-	(30)
8	**Profit before Tax**	**8,135**	**4,750**	**21,057**
9	**Provision for Tax**	**2,120**	**958**	**4,502**
	(a). Provision for Current Tax	1,925	732	3,241
	(b). Provision for Deferred Tax	175	212	1,160
	(b). Provision for Fringe Benefit Tax	20	14	101
10	**Net Profit**	**6,015**	**3,792**	**16,555**
11	**Paid-up Equity Share Capital (Face Value : Re 1/- per Share)**	**986**	**928**	**986**
12	**Reserves**			**95,077**
13	**Basic & Diluted EPS (Rs.)**	**6**	**4**	**17**
14	**Aggregate of non-promoter shareholding**			
	(a). Number of shares	848,720,228	687,084,360	847,818,402
	(b). Percentage of shareholding	73.21%	74.06%	73.13%

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 30/06/2006 (Unaudited)	Quarter ended 30/06/2005 (Unaudited)	Year ended 31/03/2006 (Audited)
1. Segment Revenue			
(a) Aluminium	16,542	13,399	60,423
(b) Copper	26,217	8,677	53,542
	42,759	22,076	113,965
Inter Segment Revenue Adjustment	(22)	(5)	-
Net Sales & Operating Revenues	**42,737**	**22,071**	**113,965**
2. Segment Results (Profit/Loss before Tax and interest from each Segment)			
(a) Aluminium	7,125	4,384	21,281
(b) Copper	978	529	193
	8,103	4,913	21,474
Less: Interest & Finance Charges	(634)	(461)	(2,252)
	7,469	4,452	19,222
Add: Other un-allocable Income net of un-allocable expenses	666	298	1,805
Profit before Tax & Extraordinary Items	**8,135**	**4,750**	**21,027**
3. Capital Employed (Segment Assets - Segment Liabilities)			
(a) Aluminium	66,663	54,334	65,792
(b) Copper	58,243	41,015	50,738
	124,906	**95,349**	**116,530**

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. Net Sales and Operating Revenues include charge of Rs. 520 million arising due to reduction in entitlement of Target Plus benefit for exports made in 2005-06 pursuant to a notification of dated 12th June, 2006 of Government of India. Representations to appropriate authorities are being made in this regard.

2. Accounting Standard 15 (revised 2005) on "Employee Benefits" became effective on 1st April, 2006. Consequently, an additional expenditure of Rs 25 million has been charged to profit & loss account during the quarter. In accordance with the provisions of the Standard, the Company has made an adjustment of Rs 898 million (net of deferred tax of Rs 456 million) against the opening balance of general reserve.

3. The Company has entered into a joint venture agreement with the Essar Power M.P. Limited by virtue of which it holds 50% stake in Mahan Coal Company Limited, a new company formed for mining of coal, a part of which being the entitlement of the Company as per the agreement will be used for generating power to be captively consumed in proposed Greenfield aluminium smelter in Madhya Pradesh.

4. Upon allotment of 231,521,031 equity shares of Re 1 each at a premium of Rs 95 per share on rights basis on 15th February, 2006, paid-up capital of the Company has increased from Rs. 928 million to Rs. 986 million. The proceeds of the rights issue at 25% of the issue price amounting to Rs. 5,557 million have been utilized for the purpose of defraying related issue expenses amounting to Rs. 366 million and subscription of shares of a subsidiary company to the tune of Rs. 149 million while the balance amount is temporarily invested in short term liquid securities. Basic and diluted EPS have been calculated taking into account the effect of this rights issue.

5. Provision for taxation for the quarter ended 30th June, 2005 has been restated in line with restatement of interim periods unaudited results done in the fourth quarter of previous financial year after considering the effect of favourable appellate decisions (received during the fourth quarter of the previous year) so as to convey the relevant information more meaningfully.

6. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st April, 2006	Received	Resolved	Pending as on 30th June, 2006
1	35	36	0

7. Figures of previous periods have been regrouped wherever found necessary.

8. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Friday, 28th July, 2006. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place: Mumbai
Dated: 28th July, 2005